FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

August 2, 2004

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France
(Address of principal executive offices)

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

•      Euro Disney Announces Extended Period to Approve Memorandum of Agreement, and Reports Flat Resort Revenues for the Nine Months Ended June 30, 2004

•      4% growth in Theme Park Revenues despite soft travel and tourism market

(Marne-la-Vallée, August 2, 2004)  Euro Disney S.C.A., operator of Disneyland Resort Paris, reported today that the requisite number of lenders has agreed to extend the current debt covenant waivers from July 31, 2004 to September 30, 2004. The Walt Disney Company (“TWDC”) and Caisse des Dépôts et Consignations (“CDC”) have also agreed to defer through the extended waiver period amounts owed on the Company’s line of credit and previously deferred interest, respectively.

As previously disclosed on June 29, 2004, the requisite number of lenders approved an extension of the current debt covenant waivers to July 31, 2004, to allow all of the lenders sufficient time to review and approve the Memorandum of Agreement (“MOA”) that was signed by the Company, TWDC and the CDC and approved by the Steering Committee of the Company’s other lenders on June 8, 2004.

The MOA requires unanimous lender approval to become effective.  Certain lenders have not provided their approval, which has resulted in ongoing negotiations between the Company, TWDC and its lenders regarding the content of the MOA.

If these negotiations are not successful, TWDC and the Company’s lenders would be able to demand payments for amounts owed after expiration of the extended waiver period, which the Company would not be able to satisfy.

Commenting on the recent developments, Jeffrey R. Speed, Senior Vice-President and Chief Financial Officer of Euro Disney S.A., said:

“While the financial restructuring process is continuing in order to obtain lender consent, we continue to believe that a prompt resolution remains in the best interest of all stakeholders.  We are intent on achieving resolution as soon as possible, thereby allowing the Company’s resources to be focused entirely on profitably growing the business.”

Revenues for the Nine Months Ended June 30, 2004

The Company also announced today that resort revenues were flat for the first nine months over the corresponding period of the prior year despite softness in the European travel and tourism market.  Theme park revenue growth of 4% over the prior year for the nine months ended June 30, 2004, was offset by the effect of reduced occupancy in owned and operated hotels as well as a planned reduction in real estate development.  The reduced hotel occupancy reflects increased capacity from on-site, third-party hotels that opened last year.

Disneyland Resort Paris total revenues, including its Real Estate Segment, decreased 1% for the nine months ended June 30, 2004 to € 740.4 million compared to € 747.6 million on a pro forma basis for the corresponding period of the prior year.

	(Unaudited) Nine Months Ending June 30,
		Pro Forma(1)	Variation
(€ in millions)	2004	2003	Amount	%
Segment Revenues
Theme Parks	366.1	352.6	13.5	4%
Hotels and Disney Village	290.7	307.1	(16.4)	(5)%
Other	76.8	75.8	1.0	1%
Resort Segment	733.6	735.5	(1.9)	—%

Real Estate Segment	6.8	12.1	(5.3)	(44)%

Total Revenues	740.4	747.6	(7.2)	(1)%

(1) Effective from the beginning of fiscal year 2004, the Company implemented mandatory new accounting rules with respect to the consolidation of financing companies that are not legally controlled by the Company.  As a result, prior-year revenues have been presented on a pro forma basis as if this change had been in effect during the prior year.  As-reported revenues for the nine months ended June 30, 2003 amounted to € 748.2 million.

Theme park revenues increased 4% over the prior year to reach € 366.1 million for the nine months ended June 30, 2004 primarily as a result of higher average spending per guest, partially offset by slightly lower theme park attendance.

Hotels and Disney Village revenues decreased 5% for the nine months ended June 30, 2004 to € 290.7 million, as a result of lower average hotel occupancy rates, partially offset by slightly higher average daily guest spending per room.

Revenues generated by the Real Estate Segment were € 6.8 million, reflecting a decrease versus the prior year of € 5.3 million, in line with our expectations.

For the quarter ended June 30, 2004, total revenues decreased 3% to € 266.6 million from a prior-year pro-forma amount of € 275.4 million. Resort Segment revenues decreased 2% to  € 264.5 million compared to € 268.6 million in the pro-forma prior year. Although third quarter theme park revenues increased 1% reflecting higher average guest spending, theme park attendance, hotel occupancy and average daily guest spending per room were below prior-year levels. The third quarter was also adversely affected versus the prior year by a reduction in the number of European mid-week holidays in May.  Real Estate Segment revenues decreased € 4.7 million during the quarter to € 2.1 million.

Reduced revenues and higher operating costs, including the reinstatement of royalties and management fees at their full contractual rates, increased marketing and sales efforts, as well as costs associated with the financial restructuring, will result in a significant increase in the Company’s net loss for the fiscal year ended September 30, 2004 versus the prior year.

At June 30, 2004, the Company had available cash and liquidity of € 62.7 million, consisting of € 20 million of available cash and cash equivalents (€ 68.4 million in cash and cash equivalents less € 48.4 million belonging to the consolidated financing companies), plus € 42.7 million of available liquidity under the TWDC line of credit.  Management believes the Company has sufficient liquidity through the waiver extension period.

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André Lacroix, Chairman and Chief Executive Officer of Euro Disney S.A., said:

“Our revenues for the first nine months reflect a relatively strong performance in an otherwise soft market for European travel and tourism.  We remain confident concerning the growth potential of Disneyland Resort Paris, the number one tourist destination in Europe.  We are focused on profitably growing our business through innovative product development and strong sales and marketing efforts in each of our core markets.  An excellent example of our innovative product development is the new Lion King Show, which was launched on June 26th.  This dynamic stage production has already begun to delight standing-room only crowds in the Disneyland Park.”

Corporate Communication	Investor Relations
Philippe Marie	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

See www.eurodisney.com for a copy of the MOA and other Financial Information

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,033 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.

Date: August 2, 2004	By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership